ALLBRITTON COMMUNICATIONS COMPANY
                       1000 Wilson Boulevard, Suite 2700
                              Arlington, VA 22209


October 8, 2009

Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission

Re:      Allbritton Communications Company
         Form 10-K for Fiscal Year Ended September 30, 2008
         Forms 10-Q for the Quarters Ended December 31, 2008, March 31, 2009
            and June 30, 2009
         File No. 333-02302

Dear Mr. Spirgel:

This letter sets forth additional information from Allbritton Communications Company (the "Company") related to your comments and our responses surrounding segment reporting. As a result of recent conversations, you requested that we provide additional information surrounding:
     o our understanding of points of agreement between the Company and the staff of the Division of Corporation Finance (the "Staff");
     o    our understanding of the Staff's preliminary conclusion; and,
     o    our view related to the Staff's preliminary conclusion.

Background

As background, the Company is a voluntary filer that principally owns and operates ABC network-affiliated television stations serving various geographic markets in the United States. It is organized with vice presidents in charge of its various functions (i.e., finance, human resources, sales, etc.), and general managers who are responsible for the operations of each of its business units. Frederick Ryan is the Chief Operating Officer who the Company has determined is its Chief Operating Decision Maker (CODM) as that term is used in ASC 280. Other operational activities which are important to the determination of the Company's operating segments include the following:

o The CODM's primary financial focus is on consolidated cash flow and compliance with the terms of our debt agreements. These are the primary interests of our single shareholder and the investors in our debt. The CODM's decisions, whether they affect the Company as a whole or just one business unit, are based on these consolidated metrics rather than any measure of profitability at the business unit level.
o As the Company's Chief Operating Officer, the CODM is primarily involved in significant strategic and operational matters. Examples of these matters include changes in the competitive landscape, issues involving key personnel, relationships with significant business partners, changes in programming or new business opportunities.
o The annual operating budget is developed at the business unit level by the Chief Financial Officer, the corporate finance team and certain functional officers. The CODM is involved
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Mr. Larry Spirgel
United States Securities and Exchange Commission
October 8, 2009
Page 2


     in the preparation of the Company's strategic plans, which includes his review of the strategic planning component of the business units' annual operating budgets. Mr. Ryan determines the strategic performance goals for the Company and is involved in the approval of the operating budgets for Allbritton as a consolidated entity, as well as the roll up of the business unit budget information.
o Mr. Ryan's focus is on the longer-term strategic direction of the Company and operating decisions that impact the Company's consolidated operating results. For instance in fiscal 2009, the Company's consolidated operating results were significantly affected by a world-wide recession and decisions were made to control the Company's overall expenses. Another example of his Company-wide involvement is his focus in maintaining network affiliation relationships with ABC who provides network programming to the Company's television stations.
o In the normal course of operations, the business unit general managers are responsible for the day-to-day operational decisions at the business unit level. For decisions which might be considered outside the normal course, the general managers will consult with the functional area vice presidents (e.g., station-level personnel matters may be discussed with the VP of Human Resources). More significant, other-than-normal-course decisions which can have greater and longer-term performance implications usually include the involvement of the CODM, such as a potential change in programming or a proposed contract renewal for a key business unit employee.
o Stephen Gibson, Chief Financial Officer (CFO), regularly monitors the financial performance of each business unit and compares actual financial results to budgeted information. Mr. Gibson does not regularly meet with the CODM to discuss the individual business unit financial results.
o Mr. Gibson, as well as other functional officers, are in regular contact with the CODM and discuss the Company's performance and a variety of operating matters with him, which may include specific business unit information. Naturally, with Mr. Gibson's role as the CFO, discussions Mr. Gibson has with the CODM focus on the Company's financial performance, which includes Mr. Gibson's responsibility for monitoring actual operating results as compared to budgets and addressing any unexpected operating results. Communications between Mr. Gibson and the CODM typically focus on consolidated operating results and consolidated cash flow. There is no regular communication with the CODM regarding the operating results of individual business units.

Our Understanding of Points of Agreement with the Staff

We understand that the Staff accepts the Company's views with respect to the following aspects of the Company's segment accounting analysis:

     o Frederick Ryan is the CODM (i.e., the CODM is not a group which would include others besides Mr. Ryan).
     o The CODM reporting package does not include business unit level financial information.
     o The CODM does not regularly review operating results at the business unit level. That is, Mr. Ryan only receives and reviews consolidated operating results and relies on his
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Mr. Larry Spirgel
United States Securities and Exchange Commission
October 8, 2009
Page 3


          management team to keep him apprised of specific operating activities or issues that require his attention.

Our Understanding of the Staff's Preliminary Conclusion

Our understanding is that the preliminary conclusion of the Staff is that the Company should report financial information for more than one operating segment. Despite the acknowledgement that the Company has an individual who is the CODM and the CODM does not receive nor monitor disaggregated operating results through the normal (i.e., monthly) reporting package, the Staff believes the Company operates in more than a single operating segment. We understand that the Staff's concern is that the CODM is effectively monitoring and reviewing the business unit operating results through his involvement with the annual budget process, his verbal interaction with the business units' general managers and, in particular, his verbal interactions with the CFO, which sometimes involves the discussion of specific financial information for a particular business unit. That is, although the CODM does not regularly monitor business unit financial results through review of a normal, recurring reporting package (or through a verbal discussion which would be an equivalent review), he is effectively monitoring and reviewing such reports through his verbal, "normal" interactions with his management team and, particularly, his "delegation" of such monitoring to the Company's CFO.

Company's View

While we understand the Staff's concern regarding the interactions Mr. Ryan may have and the communication channels he has established with his management team, we do not believe that such communications would infer that Mr. Ryan is reviewing operating results and making decisions regarding allocating resources at the business unit level to conclude that the Company's operating segments are the individual business units. Further, we believe that such a conclusion would be a significant deviation from historical policy interpretations related to segment reporting.

ASC 280-10-50-1 is explicit in the requirements for how an entity determines its operating segments. In particular, ASC 280-10-50-1(b) of the standard states that an operating segment is a component of an enterprise "whose operating results are regularly reviewed by the enterprise's chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance." Typically, the information used by a CODM which companies use to determine segment information is found in the recurring, monthly reporting package that is delivered to the CODM in the normal course of a company's reporting cycle. Additionally, one must also consider what other information the CODM regularly reviews outside the monthly reporting package to monitor performance and make operating decisions regarding the allocation of resources. For example, a comprehensive verbal update of the financial results that was the equivalent of a review of a written reporting package would meet the conditions of ASC 280-10-50-1(b). We believe that information a CODM may receive on an irregular basis related to specific, nonrecurring performance issues within an operating segment should not be considered as financial performance information which would be used to determine a company's operating segments. That is, it is not information which is regularly reviewed by the CODM and,
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Mr. Larry Spirgel
United States Securities and Exchange Commission
October 8, 2009
Page 4


therefore, should not be included in that information specified in ASC 280-10-50-1(b). Furthermore, verbal discussions a CODM may have with functional officers or business unit managers regarding significant, nonrecurring performance matters are not part of the CODM's regular review of operating results.

We understand from PricewaterhouseCoopers, our independent public accounting firm, that practice has not historically considered verbal, management-level discussions as a factor to be used in determining a company's operating segments (provided such communications are not the equivalent of a visual review as discussed above). That is, normal operations of virtually any business will include both the delegation of responsibilities to lower levels within the entity and communications between the various levels (i.e., between a supervisor and his/her reportees). Such delegation of responsibilities and communications among employees within a corporate setting is assumed and historically has not been considered by public accounting firms and their clients in determining operating segments within a company. Furthermore, communications driven through an organization's usual management structure are primarily focused on strategic direction and exceptions-based operating results at a business unit level which, again, have not been considered part of a normal, recurring reporting package used to determine an entity's operating segments. We therefore believe that the Staff's preliminary conclusion that our CODM's verbal interactions with his management team, which are principally focused on exceptions-based operational matters, should cause the Company to conclude that it has more than one operating segment is not in accordance with the guidance specified in ASC 280 and is a significant change to practice and historical policy interpretations.


In connection with our responses, the Company hereby acknowledges:

o The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
o Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
o The Company may not assert staff comments as a defense in any proceeding initiated by the Commission under the federal securities laws of the United States.

If you have any questions regarding this letter, please contact me directly at
(703) 647-8700.

Sincerely,

/s/ Stephen P. Gibson

Stephen P. Gibson
Senior Vice President and Chief Financial Officer


cc:    Mr. Michael Fay, United States Securities and Exchange Commission
       Mr. Robert Littlepage, United States Securities and Exchange Commission Mr. Joe Cascarano, United States Securities and Exchange Commission